**EFFECTIVE AUGUST 23RD, 2004**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

**FORM 8-K**

**CURRENT REPORT**

**Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934**

September 20, 2005
Date of Report (Date of earliest event reported)

TORVEC, INC.
(Exact name of registrant as specified in its charter)

| New York | 000-24455 | 16-1509512 |
| --- | --- | --- |
| (State or other jurisdiction | (Commission | (IRS Employer |
| of incorporation) | File Number) | Identification No.) |

Powder Mills Office Park, 1169 Pittsford-Victor Rd., Suite 125, Pittsford, New York  14534
(Address of Principal Executive Offices and Zip Code)

(585) 248-0740
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

# INFORMATION TO BE INCLUDED IN THE REPORT

## SECTION 3 - SECURITIES AND TRADING MARKETS

### Item 3.02 Unregistered Sales of Equity Securities.

On September 19, 2005, the company sold 25,000 Class A Preferred Shares to an existing shareholder at the stipulated price of $4.00 per share for gross proceeds of $100,000.  In addition, this shareholder received 25,000 $.01 warrants exercisable into the company's common stock.

This shareholder is very familiar with the company's business and operations and consequently, the company is claiming that this transaction is exempt from registration under Section 4(2) of the Securities Act of 1933 in as much as it constitutes a transaction not involving a public offering.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated  September 20, 2005                                  Torvec, Inc.
                                                          (Registrant)


                                    By:     /S/KEITH E. GLEASMAN
                                            Keith E. Gleasman
                                            President